SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 28 July 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 4 July 2006
1.2 Transaction in Own Shares released on 5 July 2006
1.3 Transaction in Own Shares released on 6 July 2006
1.4 Transaction in Own Shares released on 7 July 2006
1.5 Blocklisting Interim Review released on 7 July 2006
1.6 Blocklisting Interim Review released on 7 July 2006
1.7 Transaction in Own Shares released on 10 July 2006
1.8 Transaction in Own Shares released on 11 July 2006
1.9 Director/PDMR Shareholding released on 11 July 2006
2.0 Transaction in Own Shares released on 12 July 2006
2.1 Transaction in Own Shares released on 13 July 2006
2.2 Transaction in Own Shares released on 14 July 2006
2.3 Transaction in Own Shares released on 17 July 2006
2.4 Transaction in Own Shares released on 18 July 2006
2.5 Transaction in Own Shares released on 19 July 2006
2.6 Transaction in Own Shares released on 20 July 2006
2.7 Transaction in Own Shares released on 21 July 2006
2.8 Transaction in Own Shares released on 24 July 2006
2.9 Transaction in Own Shares released on 25 July 2006
3.0 Director/PDMR Shareholding released on 25 July 2006
3.1 Transaction in Own Shares released on 26 July 2006
3.2 Transaction in Own Shares released on 27 July 2006
3.3 Director Declaration released on 27 July 2006
3.4 BP Half Year Review 2006 released on 27 July 2006
3.5 Transaction in Own Shares released on 28 July 2006
3.6 Transaction in Own Shares released on 31 July 2006

EXHIBIT 1.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 July 2006

BP p.l.c. announces that on 3 July 2006, it purchased 3,851,794 ordinary shares at prices between 630.0 pence and 640.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,705,489,544 ordinary shares in Treasury, and has 19,989,580,709 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 July 2006

BP p.l.c. announces that on 4 July 2006, it purchased 4,800,000 ordinary shares at prices between 628.5 pence and 636.5 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,710,289,544 ordinary shares in Treasury, and has 19,984,804,019 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  6 July 2006

BP p.l.c. announces that on 5 July 2006, it purchased 6,327,200 ordinary shares at prices between 627.50 pence and 633.50 pence per share and between 1153.50 cents and 1171.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,716,616,744 ordinary shares in Treasury, and has 19,978,634,211 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 July 2006

BP p.l.c. announces that on 6 July 2006, it purchased 8,165,668 ordinary shares at prices between 637.0 pence and 641.5 pence per share and between 1169.67 cents and 1179.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,724,782,412 ordinary shares in Treasury, and has 19,970,517,173 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 7 July 2006

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

BP PLC


2. NAME OF SCHEME:

THE EXECUTIVE SHARE OPTION SCHEME


3. PERIOD OF RETURN:     FROM: 1 JANUARY 2006   TO: 30 JUNE 2006



4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:

21,096,819 ORDINARY SHARES OF US$0.25

5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:

55,581,265


6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:

45,515,554


7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:

40,000,000 ORDINARY SHARES OF US$0.25
WERE ADMITTED TO LISTING IN FEBRUARY 2006.

40,000,000 ORDINARY SHARES OF US$0.25
WERE ADMITTED TO LISTING IN JUNE 2006.


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,695,250,955 ORDINARY SHARES OF US$0.25 WHICH INCLUDES 1,701,637,750
TREASURY SHARES

                          SUMMARY ATTACHMENT TO
                  SCHEDULE 5 BLOCKLISTING SIX MONTHLY RETURN

                       1 JANUARY 2006 TO 30 JUNE 2006

Issued Share Capital
Opening balance of BP Ordinary shares of US$0.25
as at 1 January 2006:                                21,639,669,690

Changes during the period

Shares issued under BP Group
Savings Related Share Option Scheme                               0

Shares issued under
The Executive Share Option Scheme                        55,581,265

Shares bought back and cancelled                                  -

Issued Share Capital
Closing balance of BP Ordinary shares of US$0.25     21,695,250,955
as at 30 June 2006:

                            ****************

Summary of Treasury Shares bought from 1 January 2006 to 30 June 2006

Q1 -                 349,079,400
Q2 -                 375,743,791

Year total to date   724,823,194

Shares transferred out of treasury    Q1     3,301,306
                                      Q2     2,509,106

                                             5,810,412

Additional Blocklisting for:
BP Executive Share Option Scheme
on 16 February 2006                        40,000,000
On 1 June 2006                             40,000,000

                                           80,000,000

CONTACT FOR QUERIES

NAME:        Emily Goodwin
TELEPHONE:   020 7496 2102

EXHIBIT 1.6

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 7 July 2006

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:      BP p.l.c.



2. NAME OF SCHEME:       The BP Group Savings Related Share Options



3. PERIOD OF RETURN:     FROM: 1 January 2006      TO: 30 June 2006



4. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:          11,754,180 Ordinary shares of US$0.25



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:         0



6. BALANCE UNDER SCHEME NOT YET
   ISSUED/ALLOTTED AT END OF PERIOD:   11,754,180



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF
   ADMISSION:                          10,000,000 Ordinary shares of US$0.25
                                       were admitted to listing on 25 June 2004


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

21,695,250,955 Ordinary Shares of US$0.25 which includes 1,701,637,750 Treasury Shares

CONTACT FOR QUERIES

NAME:          Emily Goodwin
TELEPHONE:     020 7496 2102




                              SUMMARY ATTACHMENT TO
                   SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

                         1 JANUARY 2006 to 30 JUNE 2006

Issued Share Capital
Opening balance of BP Ordinary shares of US$0.25
as at 1 January 2006:                                21,639,669,690

Changes during the period

Shares issued under BP Group
Savings Related Share Option Scheme                               0

Shares issued under
The Executive Share Option Scheme                        55,581,265

Shares bought back and cancelled                                  -

Issued Share Capital
Closing balance of BP Ordinary shares of US$0.25     21,695,250,955
as at 30 June 2006:


                                ****************

Summary of Treasury Shares bought from 1 January 2006 to 30 June 2006

Q1 -                   349,079,400
Q2 -                   375,743,791
                       ___________
Year total to date     724,823,194

Shares transferred out of treasury      Q1       3,301,306
                                        Q2       2,509,106
                                                 _________
                                                 5,810,412

Additional Blocklisting for:
BP Executive Share Option Scheme
On 16 February 2006                             40,000,000
On 1 June 2006                                  40,000,000
                                                __________
                                                80,000,000

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 July 2006

BP p.l.c. announces that on 7 July 2006, it purchased 10,918,697 ordinary shares at prices between 636.50 pence and 648.50 pence per share and between 1182.33 cents and 1198.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,735,701,109 ordinary shares in Treasury, and has 19,959,598,476 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 July 2006

BP p.l.c. announces that on 10 July 2006, it purchased 6,330,906 ordinary shares at prices between 637.50 pence and 646.00 pence per share and between 1178.33 cents and 1188.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,742,032,015 ordinary shares in Treasury, and has 19,953,403,910 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  11 July 2006

BP p.l.c. was advised on 10 July 2006, by Computershare Plan Managers that on 10 July 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.475 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                    54 shares
Dr. A.B. Hayward                  54 shares
Mr. J.A. Manzoni                  54 shares


Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                   54 shares



This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 July 2006

BP p.l.c. announces that on 11 July 2006, it purchased 7,826,847 ordinary shares at prices between 641.5 pence and 647.5 pence per share and between 1173.00 cents and 1190.00 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,749,858,862 ordinary shares in Treasury, and has 19,945,701,471 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 July 2006

BP p.l.c. announces that on 12 June 2006, it purchased 11,414,743 ordinary shares at prices between 638.0 pence and 642.0 pence per share and between 1165.67 cents and 1176.17 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 12 July 2006 it transferred to participants in its employee share schemes 212 ordinary shares at prices between 386.00 pence and 441.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,761,273,393 ordinary shares in Treasury, and has 19,934,466,310 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 July 2006

BP p.l.c. announces that on 13 July 2006, it purchased 9,088,112 ordinary shares at prices between 635.0 pence and 642.0 pence per share and between 1170.83 cents and 1188.67 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,770,361,505 ordinary shares in Treasury, and has 19,925,475,550 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 July 2006

BP p.l.c. announces that on 14 July 2006, it purchased 7,621,506 ordinary shares at prices between 640.0 pence and 649.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,777,983,011 ordinary shares in Treasury, and has 19,917,907,236 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 July 2006

BP p.l.c. announces that on 17 July 2006, it purchased 9,370,265 ordinary shares at prices between 638.5 pence and 646.0 pence per share and between 1150.50 cents and 1162.50 cents. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,787,353,276 ordinary shares in Treasury, and has 19,908,555,051 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 July 2006

BP p.l.c. announces that on 18 July 2006, it purchased 6,104,000 ordinary shares at prices between 629.5 pence and 637.0 pence per share and between 1148.33 cents and 1165.17 cents. The purchased shares will all be held as Treasury shares.

Following the above transaction, BP p.l.c. holds 1,793,457,276 ordinary shares in Treasury, and has 19,902,516,012 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 July 2006

BP p.l.c. announces that on 19 July 2006, it purchased 5,948,375 ordinary shares at prices between 626.0 pence and 634.5 pence per share and between 1154.17 cents and 1157.50 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 19 July 2006 it transferred to participants in its employee share schemes 16,036 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,799,389,615 ordinary shares in Treasury, and has 19,896,622,278 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 July 2006

BP p.l.c. announces that on 20 July 2006, it purchased 8,697,600 ordinary shares at prices between 623.5 pence and 632.5 pence per share and between 1144.33 cents and 1154.33 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,808,087,215 ordinary shares in Treasury, and has 19,888,030,583 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 July 2006

BP p.l.c. announces that on 21 July 2006, it purchased 7,929,712 ordinary shares at prices between 617.0 pence and 622.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,816,016,927 ordinary shares in Treasury, and has 19,880,166,486 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 July 2006

BP p.l.c. announces that on 24 July 2006, it purchased 6,332,737 ordinary shares at prices between 614.50 pence and 633.0 pence per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,822,349,664 ordinary shares in Treasury, and has 19,873,859,775 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  25 July 2006

We were advised yesterday, 24 July 2006, by Computershare Plan Managers that on 26 June 2006 Mr A.B. Hayward a Director of BP p.l.c. acquired an option to purchase 16,100 BP ordinary shares (ISIN number GB0007980591) at GBP5.00 per share exercisable between 1 September 2011 and 29 February 2012 through participation in the BP Sharesave UK Plan and that Mrs Vivienne Cox, a person discharging managerial responsibility in BP p.l.c., acquired an option to purchase 1,870 BP ordinary shares at GBP5.00 per share exercisable between 1 September 2009 and 28 February 2010 through participation in the BP Sharesave UK Plan.

EXHIBIT 3.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 July 2006

BP p.l.c. announces that on 25 July 2006, it purchased 7,835,000 ordinary shares at prices between 628.0 pence and 634.5 pence per share and between 1154.5 cents and 1162.83 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,830,184,664 ordinary shares in Treasury, and has 19,866,043,675 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 July 2006

BP p.l.c. announces that on 26 July 2006, it purchased 8,184,000 ordinary shares at prices between 630.0 pence and 635.0 pence per share and between 1160.67 cents and 1178.50 cents per share. The purchased shares will all be held as Treasury shares.

BP p.l.c. also announces that on 26 July 2006 it transferred to participants in its employee share schemes 13,824 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,838,354,840 ordinary shares in Treasury, and has 19,857,893,669 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Director Declaration
BP p.l.c.  -  27 July 2006

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.

BP p.l.c. announces that Sir William Castell, who was appointed a non-executive director of BP p.lc. on 20 July 2006, disclosed on 27 July 2006 that he has no holdings in BP Shares. In addition to those Directorships advised in the announcement of his appointment made on 20 July (RNS number 5138G) Sir William has advised that he was a Non-Executive Director of Marconi plc between 1997 and 2003. In accordance with paragraph 9.6.13R (2) to (6) of the Listing Rules, Sir William has advised that he has no details to disclose.

EXHIBIT 3.4

BP p.l.c.  -  BP Half-Year Review 2006
BP p.l.c.  -  27 July 2006

BP Half-Year Review January-June 2006

An advertisement containing the half-year review will be placed in the Financial Times, UK edition, and the Wall Street Journal Europe on Friday, 28 July 2006. From that date, a copy of the half-year review may be downloaded from www.bp.com in ordinary or large-print format. Copies of the advertisement have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No: (0) 20 7676 1000

EXHIBIT 3.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 July 2006

BP p.l.c. announces that on 27 July 2006, it purchased 8,293,000 ordinary shares at prices between 638.5 pence and 650.0 pence per share and between 1192.67 cents and 1210.50 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,846,647,840 ordinary shares in Treasury, and has 19,849,672,669 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 31 July 2006

BP p.l.c. announces that on 28 July 2006, it purchased 7,436,878 ordinary shares at prices between 645.0 pence and 652.0 pence per share and between 1207.17 cents and 1216.17 cents per share. The purchased shares will all be held as Treasury shares.

Following the above transactions, BP p.l.c. holds 1,854,084,718 ordinary shares in Treasury, and has 19,842,260,627 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 7 August 2006                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary